Exhibit 12.1

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions, except ratios)
Earnings:
Income before income taxes and cumulative effect of accounting changes	$2,738	$2,632	$3,479	$1,816	$1,210	$685	$323
Add: Fixed charges	310	305	401	410	406	444	469
Less: Interest capitalized	(34)	(23)	(31)	(23)	(24)	(21)	(12)

Total	$3,014	$2,914	$3,849	$2,203	$1,592	$1,109	$780

Fixed charges:
Interest expense, net	$59	$69	$90	$107	$107	$126	$182
Add: Interest capitalized	34	23	31	23	24	21	12

Gross interest expense	$93	$92	$121	$130	$131	$147	$194
Add: Interest factor of operating lease expense	217	213	280	280	275	298	275

Total	$310	$305	$401	$410	$406	$444	$469

Ratio of earnings to fixed charges	9.72	9.55	9.60	5.37	3.92	2.49	1.66